# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MINERALYS THERAPEUTICS, INC., CIK 0001933414
CUSIP: 603170101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 150 N. Radnor Chester Road, Suite F200, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 03/13/2025
Amends the filing with accession number 0001628280-23-005044
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,674,916; sole dispositive power 0; shared dispositive power 5,674,916; aggregate amount beneficially owned 5,674,916 (9% of the class)
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,674,916; sole dispositive power 0; shared dispositive power 5,674,916; aggregate amount beneficially owned 5,674,916 (9% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 61,389; shared voting power 5,674,916; sole dispositive power 61,389; shared dispositive power 5,674,916; aggregate amount beneficially owned 5,736,305 (9.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: MINERALYS THERAPEUTICS, INC.
Address of issuer's principal executive offices: 150 N. Radnor Chester Road, Suite F200, Radnor, Pennsylvania (PA), 19087
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 24, 2023, and amended on February 12, 2024 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On March 13, 2025, Samsara LP purchased 600,000 shares of common stock at a price of $13.50 per share from the underwriters of the Issuer's public offering (the "2025 Offering"). The aggregate purchase price for all securities acquired by Samsara LP in the 2025 Offering was $8.1 million, which was funded by the working capital of Samsara LP.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of: (i) 49,835,637 shares of common stock outstanding as of February 7, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on February 12, 2025; (ii) 12,962,962 shares of common stock issued in the 2025 Offering as disclosed in the Issuer's prospectus supplement dated March 11, 2025 filed with the SEC on March 12, 2025; and (iii) with respect to Dr. Akkaraju, 61,389 shares of common stock issuable upon the exercise of stock options within 60 days.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 5,674,916 shares of common stock directly held by Samsara LP and (ii) a total of 49,796 vested stock options (right to buy) held by Dr. Akkaraju; and (iii) 11,593 stock options (right to buy) scheduled to vest within 60 days of this filing held by Dr. Akkaraju.

Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is a managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by by Samsara LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Lock-up Agreement

Each of the Issuer's executive officers and directors, including Dr. Akkaraju, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days from March 11, 2025 without first obtaining the written consent of BofA Securities, Inc., Evercore Group L.L.C. and Goldman Sachs & Co. LLC, subject to specified exceptions, including sales pursuant to existing trading plans established under Rule 10b5-1 under the Exchange Act.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Lock-up From Directors and Officers (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 12, 2025).

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (03/17/2025)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (03/17/2025)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (03/17/2025)